Exhibit 99.1

Notification of Dilution of Voting Rights

London: Tuesday, July 7, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) was notified that CK Hutchison Holdings Limited (“CK Hutchison”) shareholding1 in Chi-Med remains unchanged, at 332,478,770 ordinary shares of par value US$0.10 each in the capital of Chi-Med (“Shares”).

Each American Depositary Share (“ADS”) represents five Shares.  As announced on June 25, 2020, Chi-Med issued a total of 20,000,000 Shares (equivalent to 4,000,000 ADSs) to General Atlantic.  Chi-Med was notified on July 6, 2020 that this issuance diluted CK Hutchison’s holding1 to 46.79 per cent of the total number of voting rights of Chi-Med.  The date on which the notification threshold was crossed was July 3, 2020.

About CK Hutchison

Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison is a renowned multinational conglomerate committed to innovation and technology with businesses spanning the globe.  With operations in about 50 countries and over 300,000 employees worldwide, CK Hutchison has five core businesses - ports and related services, retail, infrastructure, energy and telecommunications.

CK Hutchison reported turnover of approximately HK$440 billion (US$56 billion) for the year ended 31 December 2019.

For more information, please visit www.ckh.com.hk.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

[1] Held through CK Hutchison’s indirect wholly-owned subsidiary Hutchison Healthcare Holdings Limited.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500